FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
April 3, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑           Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐            No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐            No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐            No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
Enclosures: InfoVista Semi Annual Financial Results for the period ending December 31, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: April 3, 2006	By: /s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer

Semi-Annual Report
December 31, 2005

Item 1. Consolidated Financial Statements
INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the six months ended December 31,
	2005	2004
	(unaudited)	(unaudited)
Revenues (Note 2)
License revenues	€10,538	€8,678
Service revenues	8,473	7,569

Total revenues	19,011	16,247

Cost of revenues
Cost of licenses	349	368
Cost of services	3,433	2,857

Total cost of revenues	3,782	3,225

Gross profit	15,229	13,022

Operating expenses
Sales and marketing expenses	8,711	7,369
Research and development expenses	3,690	3,269
General and administrative expenses	3,297	2,721
Amortization of intangible assets	—	158

Total operating expenses	15,698	13,517

Operating loss (Note 2)	(469)	(495)

Other income (expense):
Financial income	267	241
Net foreign currency transaction losses	(9)	(262)

Loss before income taxes	(211)	(516)

Income tax (expense) benefit	(156)	10

Net loss	€(367)	€(506)

Basic and diluted net loss per share	€(0.02)	€(0.03)

Basic and diluted weighted average shares outstanding	17,477,352	17,202,645

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share data)

	As of
	December 31,	June 30,
	2005	2005
	(unaudited)
ASSETS

Cash and cash equivalents	€8,605	€8,781
Marketable securities	25,509	24,965
Trade receivables, net of allowance of € 232 and € 253, respectively	8,795	11,310
Prepaid expenses and other current assets	1,697	2,071

Total current assets	44,606	47,127

Fixed assets, net (Note 2)	2,328	2,200
Intangible assets, net (Note 2)	1,717	1,158
Investment in equity securities (Note 3)	1,027	1,027
Deposits and other assets	838	717

Total long-term assets	5,910	5,102

Total assets	€50,516	€52,229

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,314	€2,465
Accrued salaries and commissions	1,618	2,523
Accrued social security and other payroll taxes	1,203	1,026
Deferred revenue	5,438	7,202
Accrued VAT	796	1,541
Other current liabilities	362	363

Total current liabilities	11,731	15,120

Other long term liabilities	150	113

Stockholders’ equity
Common stock (18,967,363 and 18,524,721 shares authorized and issued, and 17,802,394 and 17,372,867 shares outstanding)	10,242	10,003
Capital in excess of par value of stock	86,851	84,893
Accumulated deficit	(52,556)	(52,189)
Unrealized gain (loss) on available for sale securities	6	(33)
Cumulative translation adjustment	(1,050)	(1,200)
Less common stock in treasury, at cost	(4,858)	(4,478)

Total stockholders’ equity	38,635	36,996

Total liabilities and stockholders’ equity	€50,516	€52,229

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(In thousands, except for share data)

						Accumulated
	Number of	Number of			Capital in	other
	ordinary	treasury			excess of par	comprehensive
	shares	shares	Common stock	Treasury stock	value of stock	loss	Total
Balance, June 30, 2004	18,950,920	1,835,454	€10,233	€(5,316)	€84,982	€(53,645)	€36,254

Exercise of stock options	268,255	(1,160)	145	2	426	—	573
Purchase of treasury stock	—	31,286	—	(141)	—	—	(141)
Retirement of treasury stock	(694,454)	(694,454)	(375)	951	(576)	—	0
Common stock issued from treasury	—	(19,272)	—	26	61	—	87

Components of comprehensive income:
Net income	—	—	—	—	—	124	124
Currency translation adjustment	—	—	—	—	—	36	36
Unrealized gain on available for sale securities	—	—	—	—	—	63	63

Comprehensive income							223

Balance, June 30, 2005	18,524,721	1,151,854	10,003	(4,478)	84,893	(53,422)	36,996

Exercise of stock options	242,642	—	131	—	662	—	793
Exercise of stock warrants	200,000	—	108	—	405	—	513
Stock compensation expense	—	—	—	—	552	—	552
Purchase of treasury stock	—	250,939	—	(1,261)	—	—	(1,261)
Common stock issued from treasury	—	(237,824)	—	881	339	—	1,220

Components of comprehensive loss:
Net loss	—	—	—	—	—	(367)	(367)
Currency translation adjustment	—	—	—	—	—	150	150
Unrealized gain on available for sale securities	—	—	—	—	—	39	39

Comprehensive loss							(178)

Balance, December 31, 2005 (unaudited)	18,967,363	1,164,969	€10,242	€(4,858)	€86,851	€(53,600)	€38,635

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six months ended December 31,
	2005	2004
		(1) As restated
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	€(367)	€(506)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization	586	766
Loss on disposal of fixed assets	33	4
Stock compensation expense	552	—
Provision for bad debt	(22)	(2)
Sale (Purchase) of trading securities, net	(523)	1,411

Changes in operating assets and liabilities
Trade receivables	2,573	298
Prepaid expenses and other current assets	385	784
Deposits and other assets	(87)	(1)
Trade payable	(212)	(263)
Accrued expenses	(738)	166
Deferred revenues	(1,845)	51
Accrued VAT taxes and other current liabilities	(756)	(1,047)
Other long term liabilities	37	(34)

Net cash (used) generated by operating activities	(384)	1,627

Cash flows from investing activities
Purchase of fixed and intangible assets	(1,255)	(335)

Net cash used by investing activities	(1,255)	(335)

Cash flows from financing activities
Proceeds from exercise of stock options	793	340
Proceeds from exercise of stock warrants	513	—
Purchase of treasury stock	(1,261)	—
Proceeds from issuance of treasury stock	1,220	2

Net cash provided by financing activities	1,265	342

Net change in cash	(374)	1,634
Effects of exchange rate changes	198	(368)

(Decrease) / Increase in cash and cash equivalents	(176)	1,266

Cash and cash equivalents at beginning of period	8,781	5,070

Cash and cash equivalents at end of period	€8,605	€6,336

(1)	Presentation of cash flows for prior periods have been restated as described in Note 1
The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
1 – SIGNIFICANT ACCOUNTING POLICIES
     Description of business
InfoVista SA and its subsidiaries (the “Group”) design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology (“IT”) infrastructure, including networks, servers and applications. In addition, the Group provides service support for the installation, implementation, training and maintenance of its products. The Group products are part of the software market segment known as Service Level Management (“SLM”). The Group markets its products to telecommunication companies, Managed Service Providers (“MSPs”) and large enterprises. The Group maintains its headquarters in Les Ulis (near Paris), France with subsidiaries located in Europe, Americas and Asia.
     Principles of consolidation and basis of presentation
The consolidated financial statements of the Group are unaudited (except the balance sheet information as of June 30, 2005 which has been derived from audited financial statements) and have been prepared in accordance with accounting principles generally accepted in the United States of America, under the same accounting policies used for the 2005 annual financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.
The accompanying consolidated financial statements include the accounts of InfoVista SA and its subsidiaries. The interim consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair statement of the statements of operations for the interim periods ended December 31, 2005 and 2004.
The results of operations for the interim periods are not necessarily indicative of the results of operations expected for the entire fiscal year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2005, which are contained in the Group’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 20, 2005.
     Estimates and assumptions
The preparation of interim consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions are used most notably for provisions and accruals, estimated economic useful life of intangible and fixed assets, impairment of long term assets, and the calculation of stock based compensation charges. Actual results could differ from these estimates.
     Restatement of prior year cash flow statement
In the consolidated balance sheets and statements of cash flow included in the Group’s prior year semi-annual report, the Group recorded certain investments, known as SICAV and FCP, as cash and cash equivalents. These highly liquid investments represent units of ownership in a portfolio of underlying investments that are primarily low risk and that are mostly, but not exclusively short-term (less than 90 days) fixed maturity date. During fiscal year 2005, the Group reviewed the nature of these investments and discovered that certain of the Group’s SICAV and FCP underlying investments contained equity instruments or investments whose maturity date is greater than 3 months. As a result, the Group has restated all SICAV and FCP, which were previously recorded in cash and cash equivalents, to short-term marketable securities in the accompanying consolidated financial statements. Since cash and cash equivalents no longer include such investments, the net purchase and sale of SICAV and FCP has been presented as operating activities for all periods presented, as these investments have been designated as trading securities. The Group has also reclassified certain amounts related to the purchase of intangible assets, amortization of intangibles and changes in deposits and other assets in the consolidated statement of cash flows for the six months ended December 31, 2004. The restated consolidated statement of cash flow as of December 31, 2004 now reflects cash and cash equivalents totaling € 6,336 thousand (previously reported as € 26,627 thousand). The restated consolidated statement of cash flow for the six months ended December 31, 2004 now reflects net cash provided by operating activities of € 1,627 thousand (previously € 186 thousand) and net cash used by

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
investing activities of € 335 thousand (previously € 303 thousand). There was no impact on net income (loss) or stockholders’ equity as a result of this restatement.
2 – SEGMENT INFORMATION
     Reportable segments
For management purposes, the Group is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its eight operating entities are located.
The Group’s chief operating decision-maker, as defined in Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information,” and its Board of Directors, reviews the operating results on the basis of the organization as described above.
     Geographic areas
The following tables present revenue and operating income (loss) by country (after elimination of intercompany activity), based on country of invoice and long-lived assets by country based on the location of assets:
Revenue analysis

	Six months ended December 31,
	2005	2004

Europe
France	€2,755	€2,172
Others	6,029	6,481

Total	8,784	8,653
Asia-Pacific	2,127	1,489
Americas	8,100	6,105

Total sales	€19,011	€16,247

Operating loss analysis

	Six months ended December 31,
	2005	2004

Europe
France	€(7,390)	€(5,324)
Others	4,294	4,245

Total	(3,096)	(1,079)
Asia-Pacific	665	717
Americas	1,962	(133)

Total operating loss	€(469)	€(495)

For the six months ended December 31, 2005 and 2004, the operating loss position in France resulted from the fact that research and development is based in France, while revenues (excluding intercompany activity) in France represent a small portion of the Group’s world wide revenues.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
Carrying amount of long-lived assets
Long-lived assets reflect net fixed assets and net intangible assets.

	As of December 31,	As of June 30,
	2005	2005

Europe
France	€3,286	€2,730
Others	54	77

Total	3,340	2,807
Asia-Pacific	77	469
Americas	628	82

Total carrying amount of long-lived assets	€4,045	€3,358

     Information about major customers
No customer individually accounted for more than 10% of consolidated net revenues for the six months ended December 31, 2005 and 2004.
3 – INVESTMENT IN EQUITY SECURITIES
As of December 31, 2005 and June 30, 2005, the investment in equity securities of € 1,027 thousand corresponds to non-cumulative, redeemable preferred stock in Network Physics, a private U.S.-based corporation that recently started its business activities. During the six months ended December 31, 2005, the Group did not believe that it had significant influence over Network Physics. As a result, the Group has continued to account for this investment at cost. As of December 31, 2005 and June 30, 2005, the Group’s investment in Network Physics represented approximately 4% of their outstanding voting stock. Management regularly reviews the continued progress and financial performance of Network Physics, along with future business plans and other prospective information. Since the Group’s initial investment, Network Physics continues to incur losses and use cash on operating activities. As of December 31, 2005, based on available information, management considers no impairment should be recorded to reduce the carry value of this investment.
In addition, Network Physics was finalizing a round of financing with existing shareholders in March 2006. The valuation information of Network Physics received by the Group did not yield any impairment over the Group’s investment. The Group has committed and was in the process of finalizing the administration of its participation in this financing round for an amount of approximately € 320 thousand.
4 – STOCK OPTIONS AND WARRANTS
Stock Options
The Group has adopted three separate stock option plans giving the right to subscribe for new shares (the “1999 Plan”, the “2000 Plan” and the “2001 Plan”) and three plans giving the right to purchase existing shares (the “2003 Plan”, the “2004 Plan”, and the “2005” Plan), pursuant to which stock options may be granted to officers and employees of the Group to purchase a specified number of shares at a price determined by the Board of Directors.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
A summary of the status of the Group’s options under the stock option plans is as follows:

	Options to subscribe for new shares		Options to purchase existing shares
		Weighted		Weighted
	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price
Balance as of June 30, 2005	3,003,726	€3.22	646,140	€3.34

Granted	22,500	€5.03	205,000	€5.11
Canceled	98,371	€4.73	19,400	€3.97
Exercised	242,642	€3.26	—	€—

Balance as of December 31, 2005	2,685,213	€3.18	831,740	€3.76

As of December 31, 2005, the Group had 307,100 options to purchase existing shares that were available to grant, while no options to subscribe for new shares were available to grant.
Stock warrants
A summary of the Group’s stock purchase warrants is as follows:

					Total
				Total	Issuable
	Series C	Series E	Series F	Warrants	Shares

Balance as of June 30, 2005	0	115,624	140,624	256,248	256,248

Granted	—	—	—	0	—
Canceled	—	—	—	0	—
Exercised	—	(75,000)	(125,000)	(200,000)	(200,000)

Balance as of December 31, 2005	0	40,624	15,624	56,248	56,248

As of December 31, 2005, the Group had no warrants available to grant.
Stock based compensation
The Group adopted SFAS 123R, “Share –Based Payment”, effective July 1, 2005. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss). The Group recognizes the stock compensation expense ratably over the vesting period of the individual equity instruments. Prior to July 1, 2005, the Group followed the Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations for the accounting of stock compensation.
The Group has elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all stock-based awards granted or other awards granted that are subsequently reclassified into equity. The unrecognized expense of awards not yet vested as of July 1, 2005, the date of SFAS 123R adoption by the Group, is now being recognized as expense in the calculation of net income (loss) using the Black-Scholes valuation method and assumptions disclosed prior to our adoption of SFAS 123R.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
Under the provisions of SFAS 123R, the Group recorded € 552 thousand of stock compensation expense in its consolidated statement of income for the six months ended December 31, 2005. The Group utilized the binomial lattice valuation model for estimating the fair value of the compensation for stock option and warrant grants made after the adoption of SFAS 123R (i.e. post July 1, 2005). During the six months ended December 31, 2005, the weighted average fair value of the options and warrants granted under the stock option plans was € 2.05, using the following assumptions:

Weighted average assumptions:
Expected holding period (years)	6.0
Risk-free interest rate	2.97%
Expected volatility	40.00%
Expected dividend yield	N/A
The dividend yield of zero is based on the fact that the Group has never paid dividends and has no present intention to pay dividends. Expected volatility is based on the historical volatility of our common stock, since October 2003. The risk-free interest rate used is the Iboxx 5-7, which is based on observed and expected time to post-vesting exercise. Based on the Group’s historical experience of option pre-vesting cancellations, the Group has assumed a forfeiture rate of 10% for options and warrants. Under the true-up provisions of SFAS 123R, the Group will record additional expense if the actual forfeiture rate is lower than the Group originally estimated, and will record a recovery of prior expense if the actual forfeiture is higher than originally estimated.
SFAS 123R requires the presentation of pro forma information for the comparative period prior to the adoption as if the Group had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation to the prior-year periods.

Six months ended
December 31, 2004
Net income (loss), as reported	€(506)
Total stock-based employee compensation expense included in the determination of net income (loss) as reported, net of related tax effects	—
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(760)

Pro forma net loss	€(1,266)

Net income (loss) per share:
Basic and diluted — as reported	€(0.03)

Basic and diluted — pro forma	€(0.08)

     During the six months ended December 31, 2004, the weighted average fair values of the options and warrants granted under the stock option plans was € 1.46, using the following assumptions.

Weighted average assumptions:
Expected holding period (years)	5.3
Risk-free interest rate	3.1%
Expected volatility	40.00%
Expected dividend yield	N/A
The Group has adopted three separate stock option plans giving the right to subscribe for new shares (the “1999 Plan”, the “2000 Plan” and the “2001 Plan”) and three plans giving the right to purchase existing shares (the “2003 Plan”, the “2004 Plan”, and the “2005” Plan), pursuant to which stock options may be granted to officers and employees of the Group to purchase a specified number of shares at a price determined by the Board of Directors.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
5 – SUBSEQUENT EVENT
The Group received and reviewed information on the valuation of its investment in Network Physics. During March 2006, the Group was in the process of participating in a € 320 thousand additional investment in Network Physics. See Note 3 for additional information.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The statements in this semi-annual report that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. These include statements related to the development and commercialization of products, the benefits to be derived from our current and future strategic alliances, and our estimates regarding future revenue, profitability, and capital requirements, all of which are prospective. Such statements are only predictions and reflect our expectations and assumptions as of the date of this report based on currently available operating, financial, and competitive information. The actual events or results may differ materially from those projected in such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified below and in our other publicly available documents. These forward-looking statements speak only as of the date of this report. We expressly disclaim any intent or obligation to update any of these forward-looking statements after the filing of this semi-annual report to reflect actual results, changes in our expectations, or otherwise.
The following information should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 1 of this semi-annual report. We also urge readers to review and consider our disclosures describing various factors that affect our business in our Annual Report on Form 20-F for the year ended June 30, 2005, including the disclosures under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors Related to Our Business”, as well as the audited financial statements and notes thereto contained in such report.
Significant events for the six months ended December 31, 2005
Third party software agreement with Progress Software
On August 31, 2005, we signed an agreement with Progress Software (formerly eXcelon Corporation) to extend our current OEM license agreement. During the six months ended December 31, 2005, we paid a US$ 0.9 million upfront license fee to Progress Software for the continued right to embed and commercialize their Objectstore database software in our InfoVista Server until December 31, 2011. Such previous agreement would have expired on December 31, 2007.
Six months ended December 31, 2005 and 2004
Revenues
Total revenues were € 19.0 million for the six months ended December 31, 2005, which represents an increase of € 2.8 million or 17.0% over the corresponding prior period.
License revenues were € 10.5 million and € 8.7 million for the six months ended December 31, 2005 and 2004, respectively. The increase in license revenues was primarily due to better sales execution, along with € 0.2 million from the strengthening of the US and Singaporean dollar against the Euro. In fact, license revenues increased while the number of sales personnel remained relatively consistent with the previous year. We anticipate license revenues to increase steadily for the remainder of the fiscal year.
Service revenues, including maintenance, training, and professional services, were € 8.5 million and € 7.6 million for the six months ended December 31, 2005 and 2004, respectively. This increase was primarily due to the rise of maintenance revenues, which resulted from the growth in our customer install base, along with € 0.1 million from the strengthening of the U.S. and Singaporean dollar against the Euro. We anticipate service revenues to increase for the remainder of the fiscal year.
Cost of Revenues
Cost of revenues was € 3.8 million and € 3.2 million for the six months ended December 31, 2005 and 2004, respectively, representing an increase of 17.3%.

Cost of license revenues consists primarily of license fees paid to third party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, documentation and delivery. Cost of license revenues, as a percentage of license revenues, were 3.3% and 4.2% for the six months ended December 31, 2005 and 2004, respectively. This percentage decrease was mainly due to the implementation of an electronic delivery process in January 2005 that significantly reduced our packaging and delivery costs for the six months ended December 31, 2005. We anticipate that cost of license revenues as a percentage of license revenues shall remain relatively flat for the remainder of the fiscal year.
Cost of service revenues consist primarily of salaries and related benefits, employee travel costs, third party subcontract fees and related facility expenses. Cost of service revenues, as a percentage of service revenues, were 40.5%, and 37.7% for the six months ended December 31, 2005 and 2004, respectively. The percentage increase was primarily due to additional headcount in our Americas region along with increased subcontractor costs for customer consulting projects mainly located in India. Headcount in customer services as of December 31, 2005 and 2004 was 46 and 42 employees, respectively. We anticipate that cost of services, as a percentage of service revenues shall remain relatively flat for the remainder of the fiscal year.
Sales and Marketing Expenses
Sales and marketing expenses primarily consist of salaries, commissions to sales personnel and agents, employee travel costs, advertising, promotional activities and related facility expenses. Sales and marketing expenses were € 8.7 million and € 7.4 million for the six months ended December 31, 2005 and 2004, respectively. Sales and marketing expenses increased primarily from higher personnel costs that mainly resulted from an increase in sales commissions and salary increases, along with an unfavorable impact from the strengthening of the U.S. dollar of € 0.1 million. In addition, € 0.4 million of stock based compensation was recorded during the six months ended December 31, 2005 in accordance to our July 1, 2005 adoption of SFAS 123(R). Headcount in sales and marketing as of December 31, 2005 and 2004 was 71 and 66 employees, respectively. We anticipate sales and marketing expenses to increase throughout the remainder of the fiscal year.
Research and Development Expenses
Research and development expenses primarily consist of personnel costs associated with software product development, technological acquisitions and related facility expenses. Research and development expenses were € 3.7 million and € 3.3 million for the six months ended December 31, 2005 and 2004. Research and development expenses increased from personnel costs that mainly resulted from additional headcount, along with € 0.1 million of stock based compensation was recorded during the six months ended December 31, 2005 in accordance to our July 1, 2005 adoption of SFAS 123(R). Headcount in research and development as of December 31, 2005 and 2004 was 67 and 55 employees, respectively. We anticipate research and development expenses to remain relatively stable for the remainder of the fiscal year.
General and Administrative Expenses
General and administrative expenses primarily consist of salaries and related facility costs for financial, administrative and management personnel, professional fees for accounting and legal services, insurance costs and allowances for doubtful accounts. General and administrative expenses were € 3.3 million and € 2.7 million for the six months ended December 31, 2005 and 2004, respectively. The increase was primarily due to higher personnel costs that resulted from the nomination of Gad Tobaly to Chief Executive Officer which led to a classification of his salary and related costs of € 0.2 million in general and administrative expenses for the second quarter ended December 31, 2004 versus a full six months of costs included in the six months ended December 31, 2005, along with additional administrative headcount and salary increases. In addition, € 0.1 million of stock based compensation was recorded during the six months ended December 31, 2005 in accordance to our July 1, 2005 adoption of SFAS 123(R). Headcount in general and administration as of December 31, 2005 and 2004 was 30 and 24, respectively. We anticipate general and administrative expenses to remain relatively flat during the remainder of the fiscal year.

Other Income (Expense)
Other income (expense) was € 258 thousand and (€ 21 thousand) for the six months ended December 31, 2005 and 2004, respectively. This increase in other income was mainly due to less net foreign currency transaction losses for € 253 thousand. Financial income remained relatively stable between the six months ended December 31, 2005 and 2004
Liquidity and Capital Resources
Cash, cash equivalents, and marketable securities totaled € 34.1 million as of December 31, 2005, an increase of € 0.4 million from June 30, 2005.
Cash and cash equivalents totaled € 8.6 million as of December 31, 2005, a decrease of € 0.2 million from June 30, 2005. Net cash used by operating activities for the six months ended December 31, 2005 was € 0.4 million and net cash generated by operating activities for the six months ended December 31, 2004 was € 1.6 million, respectively. This fluctuation is mainly due to the sale and purchases of trading securities that generated € 1.4 million of cash during the six months ended December 31, 2004, while consuming € 0.5 million of cash during the six months ended December 31, 2005.
Cash used by investing activities totaled € 1.3 million and € 0.3 million for the six months ended December 31, 2005 and 2004, respectively. Investing activities primarily consisted of a licensed technology payment of € 0.7 million that extended the right to commercialize the Objectstore database. In addition, payments for the procurement of computer software and equipment, along with leasehold improvements were made for a total of € 0.5 million. During the six months ended December 31, 2004, investing activities primarily consisted of the purchase of software and computer equipment.
Cash generated by financing activities totaled € 1.3 million and € 0.3 million for the six months ended December 31, 2005 and 2004, respectively. The majority of the cash generated from financing activities are from stock option and warrant exercises that increased during the six months ended December 31, 2005 as a result of the increasing InfoVista share price and number of exercisable instruments.
Management believes that cash from future operations together with existing cash, cash equivalents, and marketable equitable securities will be sufficient to meet the company’s cash requirements through at least the next 12 months. From time to time, in the ordinary course of business, we evaluate potential acquisitions of businesses, products or technologies.
Period-to-Period variability
Our business has experienced and may continue to experience significant seasonality. Sales of our products and services in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. In addition, the typical timing of budget and investment spending at our clients for the quarter ending March 31 may lead to an adverse seasonal effect. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.